UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

DUDDELL STREET ACQUISITION CORP.

(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

G28553 108

(CUSIP Number)

Manoj Jain
8/F Printing House

6 Duddell Street

Hong Kong

+852 3468 6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G28553 108

1.	Names of Reporting Persons. Maso Capital Partners Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 4,000,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,000,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%(3)
14.	Type of Reporting Person (See Instructions) OO

(1) Maso Capital Partners Limited (“MCPL”) is the investment manager for Maso Capital Investments Limited (“MCIL”), Blackwell Partners LLC – Series A (“BW”) and Star V Partners LLC (“SV”). Thus, MCPL is the beneficial owner of (i) 778,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of Duddell Street Acquisition Corp. (the “Issuer”) held by MCIL; (ii) 2,186,000 Class A Ordinary Shares held by BW; and (iii) 1,036,000 Class A Ordinary Shares held by SV.

(2) Holders of the Class A Ordinary Shares shall not have the right to appoint directors in any general meeting held prior to or in connection with the completion of the Issuer’s initial business combination, as described in the Issuer’s registration statement on Form S-1.

(3) Based on 17,500,000 Class A Ordinary Shares of the Issuer outstanding following the Issuer’s initial public offering which closed on November 2, 2020.

CUSIP No. G28553 108

1.	Names of Reporting Persons. Maso Capital Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 778,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 778,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 778,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%(2)
14.	Type of Reporting Person (See Instructions) OO

(1) Holders of the Class A Ordinary Shares shall not have the right to appoint directors in any general meeting held prior to or in connection with the completion of the Issuer’s initial business combination, as described in the Issuer’s registration statement on Form S-1.

(2) Based on 17,500,000 Class A Ordinary Shares of the Issuer outstanding following the Issuer’s initial public offering which closed on November 2, 2020.

CUSIP No. G28553 108

1.	Names of Reporting Persons. Blackwell Partners LLC – Series A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,186,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,186,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,186,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5%(2)
14.	Type of Reporting Person (See Instructions) OO

(1) Holders of the Class A Ordinary Shares shall not have the right to appoint directors in any general meeting held prior to or in connection with the completion of the Issuer’s initial business combination, as described in the Issuer’s registration statement on Form S-1.

(2) Based on 17,500,000 Class A Ordinary Shares of the Issuer outstanding following the Issuer’s initial public offering which closed on November 2, 2020.

CUSIP No. G28553 108

1.	Names of Reporting Persons. Star V Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,036,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,036,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,036,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(2)
14.	Type of Reporting Person (See Instructions) OO

(1) Holders of the Class A Ordinary Shares shall not have the right to appoint directors in any general meeting held prior to or in connection with the completion of the Issuer’s initial business combination, as described in the Issuer’s registration statement on Form S-1.

(2) Based on 17,500,000 Class A Ordinary Shares of the Issuer outstanding following the Issuer’s initial public offering which closed on November 2, 2020.

CUSIP No. G28553 108

1.	Names of Reporting Persons. Manoj Jain
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 8,681,250
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 8,681,250
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,681,250 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.1%(3)
14.	Type of Reporting Person (See Instructions) OO

(1) Manoj Jain is a director of Maso Capital Partners Limited (“MCPL”) and Maso Capital Offshore Limited (“MCOL”). Mr. Jain shares voting and dispositive power with Sohit Khurana over 4,000,000 Class A Ordinary Shares of the Issuer that are beneficially owned by MCPL. Mr. Jain shares voting and dispositive power with Sohit Khurana and one other director over the 4,681,250 Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”) of the Issuer beneficially owned by MCOL.

(2) Holders of the Class A Ordinary Shares shall not have the right to appoint directors in any general meeting held prior to or in connection with the completion of the Issuer’s initial business combination, as described in the Issuer’s registration statement on Form S-1.

(3) Based on 17,500,000 Class A Ordinary Shares of the Issuer outstanding following the Issuer’s initial public offering which closed on November 2, 2020 and 4,681,250 shares of Class B Ordinary Shares beneficially owned by MCOL that are convertible into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. G28553 108

1.	Names of Reporting Persons. Sohit Khurana
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 8,681,250
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 8,681,250
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,681,250 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.1%(3)
14.	Type of Reporting Person (See Instructions) OO

(1) Sohit Khurana is a director of Maso Capital Partners Limited (“MCPL”) and Maso Capital Offshore Limited (“MCOL”). Mr. Khurana shares voting and dispositive power with Manoj Jain over 4,000,000 Class A Ordinary Shares of the Issuer that are beneficially owned by MCPL. Mr. Khurana shares voting and dispositive power with Manoj Jain and one other director over the 4,681,250 Class B Ordinary Shares of the Issuer beneficially owned by MCOL.

(2) Holders of the Class A Ordinary Shares shall not have the right to appoint directors in any general meeting held prior to or in connection with the completion of the Issuer’s initial business combination, as described in the Issuer’s registration statement on Form S-1.

(3) Based on 17,500,000 Class A Ordinary Shares of the Issuer outstanding following the Issuer’s initial public offering which closed on November 2, 2020, and 4,681,250 Class B Ordinary Shares beneficially owned by Mr. Khurana that are convertible into Class A Ordinary Shares on a one-for-one basis.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the beneficial ownership interests of the Reporting Persons (as defined below) in the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) and the Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”), of Duddell Street Acquisition Corp., a Cayman Islands corporation (the “Issuer”). The principal executive office of the Issuer is located at 8/F Printing House, 6 Duddell Street, Hong Kong.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by the following entities and individuals (each, a “Reporting Person,” and collectively, the “Reporting Persons”):

Name	State or Other Place of Organization	Principal Business	Address of Principal Office
Maso Capital Partners Limited (“MCPL”)	Hong Kong	Investment management and advisory services	8/F Printing House, 6 Duddell Street, Hong Kong
Maso Capital Investments Limited (“MCIL”)	Cayman Islands	Investing in Securities	c/o Walkers Corporate Limited Cayman Corporate Centre 27 Hospital Road, George Town Grand Cayman KY1-9008, Cayman Islands
Blackwell Partners LLC – Series A (“BW”)	Delaware	Investing in Securities	280 South Mangum Street, Suite 210, Durham, North Carolina 27701-3675, USA
Star V Partners LLC (“SV”)	Tennessee	Investing in Securities	2100 West End Avenue, Suite 1000, Nashville, TN 37203, USA
Manoj Jain	(1)	(1)	(1)
Sohit Khurana	(1)	(1)	(1)

(1) Please see Schedule I below for details on Reporting Persons who are individuals.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The joint filing agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit A.

MCPL is the investment manager of each of MCIL, BW and SV. Manoj Jain and Sohit Khurana are the directors of MCPL.

Maso Capital Offshore Limited (“MCOL”) is the sole manager and member of Duddell Street Holdings Limited, a Cayman Islands limited liability company ("DSHL"). Manoj Jain, Sohit Khurana and Allan Finnerty are directors of MCOL. MCOL and DSHL have not joined this Schedule 13D because they are eligible for Schedule 13G reporting under Exchange Act Rule 13d-1(d).

(a), (b), (c) and (f): The names, addresses and principal occupations and citizenship of the individual Reporting Persons and officers and directors of MCPL are set forth in Schedule I hereto.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by MCIL, BW and SV to make all purchases of Class A Ordinary Shares of the Issuer, beneficially owned by MCPL, as reported in Item 5 (a,b) was $40 million. The source of funds for purchases of Class A Ordinary Shares of the Issuer by each of MCIL, BW and SV is the capital contributions of the members of the respective entity.

The total amount of funds used by DSHL to make all purchases of Class B Ordinary Shares of the Issuer was $25,000. The source of funds for purchases of Class B Ordinary Shares of the Issuer by DSHL is the capital contributions of its members and retained earnings.

Item 4. Purpose of Transaction

The Reporting Persons acquired, and presently hold equity securities of the Issuer for investment purposes. Holders of the Class A Ordinary Shares shall not have the right to appoint directors in any general meeting held prior to or in connection with the completion of the Issuer’s initial business combination, as described in the Issuer’s registration statement on Form S-1.

Each of the officers and directors of MCPL listed in Schedule I hereto is an executive officer of the Issuer, and are responsible for identifying opportunities for business combinations by the Issuer.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open markets, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b) – The aggregate number and percentage of Class A Ordinary Shares and/or Class B Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of securities as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D, which are incorporated herein by reference.

MCPL is the investment manager for MCIL, BW and SV with investment and voting power over the securities beneficially owned by those entities. Each of MCIL, BW and SV disclaims beneficial ownership over the Class A Ordinary Shares held by the other Reporting Persons. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than MCIL, BW and SV to the extent that each directly holds Issuer securities reported herein) is the beneficial owner of the Class A Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(c)       On November 2, 2020, the Issuer completed an initial public offering of 17,500,000 units at a price of $10.00 per unit. Each unit consists of one Class A Ordinary Share and one-half of one redeemable warrant of Class A Ordinary Shares. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share. The warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or November 2, 2021.

(d)       To the best knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the matters disclosed in this Schedule 13D, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

N/A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2020

MASO CAPITAL PARTNERS LIMITED

By: /s/ Manoj Jain
Name: Manoj Jain
Title: Director

MASO CAPITAL INVESTMENTS LIMITED

By: /s/ Manoj Jain
Name: Manoj Jain
Title: Authorized Signatory

BLACKWELL PARTNERS LLC – SERIES A

By: /s/ Manoj Jain
Name: Manoj Jain
Title: Authorized Signatory

STAR V PARTNERS LLC

By: /s/ Manoj Jain
Name: Manoj Jain
Title: Authorized Signatory

MANOJ JAIN

By: /s/ Manoj Jain

SOHIT KHURANA

By: /s/ Manoj Jain, as attorney-in-fact for Sohit Khurana

SCHEDULE I

Executive Officers and Directors of Maso Capital Partners Limited

The name and principal occupation of each director and executive officer of Maso Capital Partners Limited are set forth below. The business address for each person listed below is c/o Duddell Street Acquisition Corp., 8/F Printing House, 6 Duddell Street, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship	Beneficial Ownership of Class A Ordinary Shares)
Manoj Jain	Co-Chief Investment Officer and Co-Founder of MCPL	United Kingdom	8,681,250 (1)(2)

Sohit Khurana	Co-Chief Investment Officer and Co-Founder of MCPL	United Kingdom	8,681,250 (1)(2)

Allan Finnerty	Chief Operating Officer and Co-Founder of MCPL	Ireland	4,681,250 (1)

(1) Includes beneficial ownership of 4,681,250 Class B Ordinary Shares of the Issuer, which will automatically convert into Class A ordinary shares on a one-for-one basis for no additional consideration concurrently with or immediately following the consummation of the initial business combination by the Issuer. These Class B Ordinary Shares are held of record by DSHL. MCOL is the sole member and manager of DSHL. MCOL is beneficially owned and controlled by the three individuals listed above, each of whom disclaims beneficial ownership of these Class B Ordinary Shares.

(2) Includes beneficial ownership of 4,000,000 Class A Ordinary Shares of the Issuer. These Class A Ordinary Shares are held of record by MCIL, BW and SV. MCPL is the investment manager of MCIL, BW and SV. MCPL is beneficially owned and controlled by Mr. Jain and Mr. Khurana, each of whom disclaims beneficial ownership of these Class A Ordinary Shares.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any of the Class A Ordinary Shares of the Issuer beneficially owned by the Reporting Persons.

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Duddell Street Acquisition Corp., and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: November 12, 2020

MASO CAPITAL PARTNERS LIMITED

By: /s/ Manoj Jain
Name: Manoj Jain
Title: Director

MASO CAPITAL INVESTMENTS LIMITED

By: /s/ Manoj Jain
Name: Manoj Jain
Title: Authorized Signatory

BLACKWELL PARTNERS LLC – SERIES A

By: /s/ Manoj Jain
Name: Manoj Jain
Title: Authorized Signatory

STAR V PARTNERS LLC

By: /s/ Manoj Jain
Name: Manoj Jain
Title: Authorized Signatory

MANOJ JAIN

By: /s/ Manoj Jain

SOHIT KHURANA

By: /s/ Manoj Jain, as attorney-in-fact for Sohit Khurana